

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2014

Via E-mail
Mr. Keith A. Meister
Managing Partner
Corvex Management LP
712 Fifth Avenue, 23rd Floor
New York, New York 10019

> **Re:** **CommonWealth REIT**
> **Definitive Additional Soliciting Materials on Schedule14A**
> **Filed by Corvex Management LP, Related Fund Management, LLC,**
> **David R. Johnson, et al.**
> **Filed February 13, 2014 and February 24, 2014**
> **File No. 001-09317**

Dear Mr. Meister:

We have reviewed your filings and have the following comments.

February 13, 2014 Materials

Slide 46

1.   We note the statement that the RMR contract is negotiated by the Board without independent outside advisors. We understand from the registrant's disclosure that FTI Consulting assisted the Board in developing the terms of the incentive fee payable under the RMR contract. Please provide support for the noted statement.

February 24, 2014 Materials

Slide 8

2.   We note the statement that the Portnoys directed SNH to agree to a $1.1 billion acquisition. We understand that independent trustees constitute a majority of the board of trustees of this entity. Please advise how you determined that the Portnoys were able to direct the actions of this entity.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Eduardo Gallardo, Esq.
        Gibson, Dunn & Crutcher LLP